

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

Via E-mail
Ronald L. Sargent
Chief Executive Officer
Staples, Inc.
Five Hundred Staples Drive
Framingham, MA 01702

> **Re: Staples, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 2, 2011**
> **Form 8-K Filed May 18, 2011**
> **File No. 0-17586**

Dear Mr. Sargent:

We have reviewed your response dated June 21, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2011

Appendix B

Management's Discussion and Analysis of Financial Condition and Results of Operations, page B-1

1. We reviewed your response to comment eight in our letter dated May 25, 2011. As previously requested, please tell us your consideration of discussing the impact of service revenues and related costs on your operating results in your discussions of consolidated and segment performance in Appendix B. In this regard, we note your disclosure on page 3 that your copy and print business is highly profitable, and growth in this area contributes meaningfully to gross margin.

Consolidated Performance, page B-2

2. We reviewed your response to comment three in our letter dated May 25, 2011. If you derive a substantial amount of profits in countries that are tax havens, we believe additional disclosure should be considered. Please tell us your consideration of disclosing profits allocated to countries that are tax havens in which changes in tax rates could have a significant impact on your earnings.

Liquidity and Capital Resources, page B-10

Sources of Liquidity, page B-11

3. We reviewed your response to comment seven in our letter dated May 25, 2011 noting that in future filings you plan to disclose that future operating lease payments disclosed in the table of contractual obligations do not include common area maintenance, utility or tax payments. Please tell us if you also plan to provide context for the reader to understand the impact of such costs on your total operating lease obligations and if not, why.

Appendix C

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page C-7

Note N – Segment Reporting, page C-32

4. We reviewed your response to comment 14 in our letter dated May 25, 2011. Reference is made to the table on page 4 in which you disclose your sales by each major product line as a percentage of total sales. Please refer ASC 280-10-50-40 and tell us your consideration of disclosing revenues from external customers for each product or each group of similar products or disclosing that providing this information is impracticable.

Form 8-K Filed May 18, 2011

Exhibit 99.1

5. We reviewed your response to comment 16 in our letter dated May 25, 2011. We note that you plan to provide a reconciliation of operating cash flows to free cash flows in future filings. Please tell us your consideration of also providing the other disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please refer to instruction two of Item 2.02 of Form 8-K.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief